IMPERIAL METALS CORPORATION

#82-34714

03032808

03 OCT 21 AM 7:21

October 3, 2003

SUPPL

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 - 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news releases.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

10/27

580 Hornby Street, Suite 200, Vancouver, B.C. V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www..imperialmetals.com

82-34714

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Cuts 56.95 Metres Grading 2.54% Copper, 1.15 g/t Gold and 17.4 ppm Silver at Mount Polley

Vancouver (September 29, 2003) - Imperial Metals Corporation (III:TSX) reports it has intersected 56.95 metres grading 2.54% copper, 1.15 g/t gold and 17.4 ppm silver, from 3.05 metres to 60 metres in hole WB03 01 in the newly discovered Northeast Zone at Mount Polley.

Hole WB03 01, drilled vertically to a depth of 184.71 metres, was collared approximately 10 metres south of trench 2 which uncovered 30 metres grading 2.59% copper, 0.88 g/t gold and 26.70 ppm silver. WB03 01 passed through 3.05 metres of overburden before hitting bedrock. Assays for the remainder of the hole will be released when available.

A total of 15 holes have been scheduled for this first round of drilling on the Northeast Zone, of which 9 have been completed. All trenching results and drill hole locations can be viewed on the Company's website: *www.imperialmetals.com*.

The results for trenches 14 and 15 have been received, with no significant mineralization reported.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
Patrick McAndless, Vice President Exploration - 604.488.2665
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com



592700E
592800E
N
TR-14
TR-15
13 metres of 1.16% Cu
and 0.40 g/t Au
TR-3
3 metres of 0.79% Cu
and 0.27 g/t Au
WB03-01 (-90)
3.05 - 60m 56.95m
2.54% Cu and
1.15 g/t Gold
5825500N
66 metres of 1.03% Cu
and 0.39 g/t Au
TR-4
TR-1
WB03 03
(-60)
TR-2
TR-5
9 metres of 1.34% Cu
and 0.50 g/t Au
30 metres of 2.59% Cu
and 0.88 g/t Au
WB03 04
(-60)
WB03 02 (-60)
WB03 05 (-60)
45 metres of 0.69% Cu
and 0.30 g/t Au
54 metres of 1.03% Cu
and 0.42 g/t Au
WB03 08 (-60)
TR-4A
TR-7
15 metres of 1.39% Cu
and 0.63 g/t Au
TR-6
TR-11
28 metres of 0.94% Cu
and 0.63 g/t Au
WB03 06 (-60)
TR-12
WB03 07
(-60)
5825400N
12 metres of 1.09% Cu
and 0.55 g/t Au
46 metres of 0.36% Cu
and 0.08 g/t Au
Deep overburden (no sample)
WB03 09
(-50)
23 metres of 0.62% Cu
and 0.18 g/t Au
TR-13
TR-8
TR-9
20 metres of 0.23% Cu
and 0.11 g/t Au
5825300N
TR-10
LEGEND
High grade intervals
Diamond Drill Hole
METRES
0 10 20 30 40 50

IMPERIAL METALS CORPORATION

MT. POLLEY PROPERTY

NORTHEAST ZONE

TRENCHING RESULTS

September 29, 2003

82-34114

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Additional Drill Results from Mount Polley

Vancouver (October 2, 2003) - Imperial Metals Corporation (III:TSX) reports that diamond drill holes WB03 02 and WB03 03 intersected significant intervals of copper, gold and silver.

Hole WB03 02 intersected 76.5 metres grading 0.74% copper, 0.34 g/t gold and 5.0 ppm silver.

Hole WB03 03 intersected 193.5 metres grading 1.33% copper, 0.44 g/t gold and 10.6 ppm silver.

As previously reported, hole WB03 01 was drilled vertically to a depth of 184.71 metres. This hole intersected 56.95 metres grading 2.54% copper, 1.15 g/t gold and 17.4 ppm silver. No further significant assay intervals were intersected in this hole.

Hole WB03 02 was drilled from the same site as WB03 01 at an azimuth of 240° and a dip of -60°. The length of this hole was 215.1 metres.

Hole WB03 03 was drilled 25 meters NNW of holes WB03 01 at an azimuth of 240° and a dip of -60°. The length of this hole was 224.3 metres.

Drilling and trenching in the newly discovered Northeast Zone continues. Eleven holes have been drilled to date. A total of 15 holes will be completed in this first round of drilling. Trenching results and drill hole locations can be viewed on the Company's website: *www.imperialmetals.com*.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
Patrick McAndless, Vice President Exploration - 604.488.2665
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com